SilverCrest Announces US$120 Million Debt Refinancing Package,

Reduction of Overall Debt and Lower Cost of Capital

TSX: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC - November 29, 2022 - SilverCrest Metals Inc. ("SilverCrest" or the "Company") is pleased to announce that it has refinanced its US$120 million secured project financing facility, of which only US$90 million was drawn, with a new US$120 million senior secured credit facility (the "Credit Facility") through a syndicate of lenders comprised of The Bank of Nova Scotia (the "Administrative Agent") and Bank of Montreal.

The Credit Facility includes a US$50 million term facility ("Term Facility" or "Term") and a US$70 million revolving facility ("Revolving Facility"). On closing of the Credit Facility, the Company fully drew the US$50 million Term Facility and will use US$40 million of its cash balance to repay the existing US$90 million project financing facility, which was with an affiliate of RK Mine Finance ("RK"). The Revolving Facility of US$70 million will be available to the Company until November 27, 2026 for general corporate purposes and working capital. On closing of the Credit Facility and repayment of the project financing facility, the Company will have an estimated cash balance of US$50 million, total debt of US$50 million and undrawn Revolving Facility of US$70 million.

N. Eric Fier, CPG, P.Eng and CEO commented, "We would like to express our gratitude to RK for their partnership and support during the construction of Las Chispas. Having declared commercial production at Las Chispas with US$91 million of cash on the balance sheet as of November 1, 2022, we are happy to transition to a facility that allows us to obtain greater flexibility and significantly lower our cost of capital at the same time. Our strong cash position coupled with this Credit Facility will allow us to manage the risks and opportunities as we enter our first full year of production."

Key terms of the Term Facility include:

  US$50 million term facility;
  3-year term with a maturity date of November 28, 2025;
  Interest rate is initially based on an adjusted Term SOFR1  rate, plus an applicable margin ranging from 2.50% to 3.75%. The applicable Term SOFR margin will be set at 3.00% until June 30, 2023;
  Repayment in consecutive equal quarterly instalments commencing June 30, 2023, until the Term Facility Maturity Date; and
  Amounts repaid under the Term may not be re-borrowed.

Key terms of the Revolving Facility include:

  US$70 million revolving facility;
  4-year term, with a maturity date of November 27, 2026;
  Interest rates are the same as the Term Facility. The undrawn portion of the Revolving Facility will be subject to a standby fee ranging from 0.5625% to 0.8438% per annum;
  the Revolving Facility is available to the Company subject to customary conditions precedent; and
  Amounts repaid under the Revolving Facility may be re-borrowed until the maturity date of the Revolving Facility.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration and production company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and production assets in Mexico's historic precious metal districts. The Company's principal focus is operating its Las Chispas Mine, in Sonora, Mexico. SilverCrest's ongoing initiative is to increase its asset base by expanding current resources and reserves, acquiring and developing high value precious metals projects and ultimately operating multiple silver-gold mines in the Americas. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

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1 SOFR means a rate equal to the secured overnight financing rate as administered by the Federal Reserve Bank of New York.

N. Eric Fier, CPG, P.Eng Chief Executive Officer SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.

Contact: Lindsay Bahadir, Manager Investor Relations and Corporate Communications

Telephone: +1 (604) 694-1730

Fax: +1 (604) 357-1313

Toll Free: 1-866-691-1730 (Canada & USA)

Email: info@silvercrestmetals.com

Website: www.silvercrestmetals.com

570 Granville Street, Suite 501

Vancouver, British Columbia V6C 3P1